Welsbach Technology Metals Acquisition Corp.

4422 N. Ravenswood Ave. #1025

Chicago, IL 60640

May 12, 2025

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Charles Eastman
Ernest Greene
Sarah Sidwell
Geoffrey Kruczek

Re:	Welsbach Technology Metals Acquisition Corp.
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-283119

Ladies and Gentlemen:

The co-registrants hereby request, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement such that the Registration Statement will become effective as of 9:00 A.M. Eastern time on May 14, 2025, or as soon thereafter as practicable.

Please contact Craig D. Linder of Anthony, Linder & Cacomanolis, PLLC at (561) 514-0936 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

WELSBACH TECHNOLOGY METALS ACQUISITION CORP.

By:	/s/ Christopher Clower
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Title:	Chief Operating Officer

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